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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X         Form 40-F
                              ---                  ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes            No  X
                              ---           ---


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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:


Exhibit 99.1: a disclosure upon inquiry regarding the Company's possible acquisition of Dreamline's broadband Internet access business for which there has been no material development, filed with Korea Securities Dealers Association Automated Quotation Market
                ("KOSDAQ") on December 5, 2003;

Exhibit 99.2: a fair disclosure on the Company's subscriber numbers for November 2003, filed with the KOSDAQ on December 11, 2003;

Exhibit 99.3: a notice of correction regarding the delay in the date of the acquisition by the Company of Dreamline Corporation's broadband
                Internet business in certain areas pursuant to a basic contract dated September 26, 2003, filed with the KOSDAQ on December 9,
                2003;

Exhibit 99.4:   a corporate disclosure on the Company's business acquisition agreement with Dreamline Corporation regarding the delay in the execution of definitive contracts containing detailed terms and conditions of the acquisition and in the payment of the balance of the purchase price due, filed with the KOSDAQ and the  Financial
                Supervisory Commission of Korea on December 9, 2003; and

Exhibit 99.5: a fair disclosure on the announcement of the launch of the Company's new product, "Hanaro Telecom International Phone Card", filed with the KOSDAQ on December 11, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HANARO TELECOM, INC.



Date: December 12, 2003                     By: /s/ Young Wan Cho
                                                --------------------------------
                                                Name:  Young Wan Cho
                                                Title: Vice President

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                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
99.1:         a disclosure upon inquiry regarding the Company's possible acquisition of Dreamline's broadband Internet access business for which there has been no material development, filed with Korea
              Securities Dealers Association Automated Quotation Market ("KOSDAQ")
              on December 5, 2003.

99.2:         a fair disclosure on the Company's subscriber numbers for November
              2003, filed with the KOSDAQ on December 11, 2003.

99.3: a notice of correction regarding the delay in the date of the acquisition by the Company of Dreamline Corporation's broadband
              Internet business in certain areas pursuant to a basic contract dated September 26, 2003, filed with the KOSDAQ on December 9, 2003.

99.4: a corporate disclosure on the Company's business acquisition agreement with Dreamline Corporation regarding the delay in the execution of definitive contracts containing detailed terms and conditions of the acquisition and in the payment of the balance of the purchase price due, filed with the KOSDAQ and the Financial
              Supervisory Commission of Korea on December 9, 2003.

99.5: a fair disclosure on the announcement of the launch of the Company's new product, "Hanaro Telecom International Phone Card", filed with the KOSDAQ on December 11, 2003.